Telephone (303) 893-2300	Clanahan, Beck & Bean, P.C. Attorneys at Law Suite 1401 1873 S. Bellaire Street Denver, Colorado 80222	Facsimile (303) 893-2882

   October 13, 2010

Mr. Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:      All-American SportPark, Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2009

            Filed March 31, 2010
            File No. 000-24970

Dear Mr. Mew:

            Our firm serves as securities counsel to All-American Sportpark, Inc. (“AASP” or the “Company”).  This letter will serve as a response and/or explanation with respect to the comments contained in the comment letter dated October 5, 2010 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company intends to file an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K”) upon resolution of your comments. The Form 10-K will reflect the Company’s responses to the Staff’s comments as well as update certain information and make conforming changes. To expedite your review, we have reproduced your comments and then provided our responses to your comments below.

Consolidated Balance Sheets, page F-2

1.      We note your proposed revised discussion in response to comment one of our letter dated August 31, 2010. Accrued interest disclosed in Note 4 total $4,056,010 whereas your balance sheet reflects $3,890,858. Please reconcile for us the Accrued interest payable – related party reflected on your balance sheets to the amounts disclosed in your footnote or revise your balance sheet or disclosures accordingly.

We will revise the disclosures to correctly reconcile to the balance sheet total of $3,890,858 in Note 4 as shown in the attached appendix.

Mr. Andrew Mew October 13, 2010 Page 2

2.      We read your response to comments two and three to our letter dated August 31, 2010. We note the customer agreement with Callaway was entered into through your majority owned subsidiary AAGC. The customer agreement also was entered into by SAGS who is a related party retail tenant of AAGC selling the Callaway merchandise and equipment. We assume Callaway would not have entered into this customer agreement if SAGS did not purchase their products for resale. Refer to Section 2.2 of the customer agreement filed as Exhibit 10.1 to your Form 8-K dated June 15, 2009. Please confirm if our assumption is correct. Further, please address the following:

We do not believe the assumption that Callaway would not have entered into this customer agreement if Saint Andrews Golf Store ("SAGS") did not purchase their products for resale is correct. Our original Callaway Golf Company license agreement, which was signed in 1998 as a non-exclusive agreement, came to fruition as a joint venture between Callaway Golf Company and the registrant in an attempt to create a unique golf experience.  Although SAGS, a tenant of the Callaway Golf Center operated by the Company's majority owned subsidiary, sold golf retail products, they were not exclusive to the Callaway brand, as that was not negotiated as part of the original agreement.

When a major competitor of Callaway came to us with a proposal to convert the Callaway Golf Center to a facility that exclusively used the  name and system of the major competitor, we considered their proposal.  Ultimately, we chose to stay with Callaway Golf Company.  The major competitor told us at that time that they were coming to Las Vegas were in search of having an exclusive store using their name.  We are aware that they are currently negotiating with another company to open such a store in Las Vegas.

The current trend in the golf industry and the Las Vegas market is for manufacturers to have exclusivity to their brand.  We chose to do this with Callaway because they would provide more marketing and promotional support (including links to their webpage, tour van, prominent brand name throughout our facility, etc.), not all of which would be available without the exclusivity of their product.  Callaway is not just motivated by store sales by SAGC, which have actually gone down since the exclusive arrangement started.

Management believes that Callaway continues the licensing agreement for several reasons; first being it provides exposure of their name on Las Vegas Blvd. (the "Strip"), which is an international market.  It also allows them to track our customer’s and their buying habits and trends.  Through the agreement, they have their proprietary custom Callaway fitting system in Las Vegas, which provides them great flexibility in accommodating international customers who visit Las Vegas.  Finally, they are able to continue to use the facility for new product testing.

Mr. Andrew Mew October 13, 2010 Page 3

SAGC would continue to sell Callaway products reguardless of whether Callaway had an exclusive or non-exclusive arrangement because it is one of the best golf manufacturers internationally. The Callaway Golf Center does not purchase or sell Callaway products.

•        Citing for us the relevant GAAP literature, please provide to us your accounting analysis which supports recording deferred revenue for each specific component under the customer agreement. In this regard, it appears the literature contained in FASB ASC 605-50-45-12 to 45-15 is applicable irrespective of your analysis, and the reimbursements you discuss in your response for operating expenses and facility improvements should not be recognized as deferred marketing revenue. Please advise, or revise your financial statements.

In order to address this paragraph, we will first address FASB ASC 605-50-45-12 to 45-15 and then we will address Revenue Recognition.

FASB ASC 605-50-45-12 to 45-15 as it relates to “Other Presentation Matters”

We note the staff's reference to FASB ASC 605-50-45-12 to 45-15 which includes “Customer’s Characterization of Certain Consideration Received from a Vendor," “Consideration is Payment for Assets or services Delivered to Vendor” and “Consideration is Reimbursement of Costs Incurred by the Customer”.

We note the guidance in subtopic 50 applies to the following (605-50-15-2 paragraph b.)

"b. Customer's accounting for certain consideration received from a vendor, including:

1.      Cash consideration (as that term is defined in this Subtopic) received from a vendor .. . ."

Further, we note certain definitions in this Subtopic (605-50-20) as follows:

"Cash Consideration - Cash payments and credits that the customer can apply against trade amounts owed to the vendor. In addition, as indicated in Section 505-50-25, consideration in the form of equity instruments is recognized in the same period or periods and in the same manner (that is, capitalize versus expense) as if the entity had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments. Accordingly, guidance with respect to cash consideration is applicable to consideration that consists of equity instruments (regardless of whether a measurement date has been reached)." (Emphasis added.)

Mr. Andrew Mew October 13, 2010 Page 4

"Customer - A reseller or a consumer, either an individual or a business that purchases a vendor’s products or services for end use rather than for resale. This definition is consistent with paragraph 280-10-50-42, which states that a group of entities known to a reporting entity to be under common control shall be considered as a single customer, and the federal government, a state government, a local government (for example, a county or municipality), or a foreign government each shall be considered as a single customer. Customer includes any purchaser of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser acquires the vendor’s products directly or indirectly (for example, from a distributor) from the vendor. For example, a vendor may sell its products to a distributor who in turn resells the products to a retailer. The retailer in that example is a customer of the vendor."  (Emphasis added.)

In connection with these definitions, we again clarify that AAGC, which operates the Callaway Golf Center, does not “purchase” Callaway's products, nor do they have “trade amounts owed” to Callaway. The relationship between the three entities in this contract are as follows:

Callaway (Vendor) to SAGS (Customer) in the way of Callaway products as noted above.

AAGC (Vendor) to SAGS (Customer) as SAGS is a tenant of AAGC.

AAGC (Vendor) to Callaway (Customer) in the form of promotional benefits to Callaway as noted above.

Although we do not believe that AAGC is a "customer", if we make the assumption that AAGC is a "customer", we have analyzed ASC 605-50-45-12 to 45-15 as follows:

"45-12 Cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sale when recognized in the customer’s income statement."

Analysis – see analysis of 45-13 below.

"45-13 However, that presumption is overcome when the consideration is either:

a.  A payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the customer’s income statement."

Mr. Andrew Mew October 13, 2010 Page 5

Analysis – AAGC is providing the delivery of advertising and promotional services to Callaway through both direct marketing as required in the agreement as well as name recognition; whereby the Callaway name is prevalent throughout the golf center. Therefore, the cash consideration has been characterized as revenue in accordance with this guidance.

"b.  A reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the customer’s income statement."

Analysis – This is not applicable as AAGC does not sell the vendor’s products.

"45-14 Cash consideration represents a payment for assets or services delivered to the vendor and shall be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement if the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. To meet that condition the identified benefit must be sufficiently separable from the customer's purchase of the vendor's products such that the customer would have entered into an exchange transaction with a party other than the vendor in order to provide that benefit, and the customer can reasonably estimate the fair value of the benefit provided. If the amount of cash consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of cost of sales when recognized in the customer's income statement."  (Emphasis added.)

Analysis – This is not applicable as AAGC does not purchase products or services from Callaway.

"45-15 Cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and shall be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. If the amount of cash consideration paid by the vendor exceeds the cost being reimbursed, that excess amount shall be characterized in the customer's income statement as a reduction of cost of sales when recognized in the customer's income statement."

Analysis – This is not applicable as AAGC does not sell Callaway products.

Mr. Andrew Mew October 13, 2010 Page 6

Revenue Recognition Analysis

As we have addressed the presentation of whether the cash consideration should offset cost of sales, we will now address the deferral of revenue.

AAGC has or will receive the following consideration in relation to this contract:

•        Contribution of up to $500,000 for improvements to the range area.

•        Contribution of up to $750,000 for remodel of the golf center facility. Note: this contribution benefited both SAGS and AAGC. We identified separately those improvements that benefited each entity.

•        Contribution of $750,000 to be used for operating expenses of AAGC.

•        Annual contribution of $250,000 in products to SAGS. SAGS would then pay $250,000 in cash to AAGC as AAGC pays for advertising.

AAGC was required to complete the following:

Complete the improvements for which the money was allocated. The primary purpose of the improvements were to provide greater visibility to the Callaway name by using “Callaway Golf® branding elements reasonably satisfactory to Callaway throughout the facility and range as stated in paragraphs 1.4, 1.5 and 1.6

•        Provide in excess of $250,000 in advertising annually throughout the life of the contract as stated in paragraph 2.1 of the Customer Agreement.

We reviewed both the guidance in ASC 605 as well as SAB Topic 13. Specifically, SAB Topic 13 requires that “Delivery has occurred or services have been rendered”. We believe the consideration components above are not separable into Multiple-Element Arrangements. The services or products to be provided to Callaway by AAGC are that of promoting the Callaway name through the life of the contract. Accordingly, we believe that revenue should be recognized over the life of the contract which ends December 31, 2018.

•        Please revise your disclosure to address which elements of the contract relate to your wholly owned subsidiary AAGC. In this regard, you should specifically disclose the amounts related to you separately from SAGS.

We will revise our disclosure as described in Note 7 in the attachment.

Mr. Andrew Mew October 13, 2010 Page 7

•        Please revise your disclosure to specifically identify the line items on the face of your financial statements that include amounts from related parties. For example, clarify whether you have recorded $33,000 as other income (expense) or revenue and disclose the financial statement line item that includes rental income from SAGS.

Both the rental income from SAGS and the marketing revenue were included in the “revenue” category on the face of our financial statements. After further review, we believe Marketing revenue would be more appropriately reclassified as other income. In order for better clarification, we intend to include the following line items for revenue and other income on the face of the “Statement of Operations”:

Revenue:

Revenue                                                                                       $       1,892,693

Revenue – related party                                                                         157,248

Total revenue                                                                                       2,049,941

Other income (expense):

Marketing revenue                                                                                   33,699

•        We note your proposed revised disclosure does not include the amount of income you will recognize on a monthly basis through the term of the agreement. Notwithstanding the above comments, please include disclosure of the monthly amount you will recognize and the term over which you will recognize income. Further, please show us how you determined $4,600 was the appropriate amount to recognize as income on a monthly basis.

We received contributions of $750,000 for operating expenses in July 2009. The contributions related to the range and golfing center totaled $554,552 (note: this does not include contributions allocated to SAGS). These contributions will be recognized through the term of the agreement, which ends December 31, 2018. Therefore, we will recognize $6,579 per month for the operating expense contributions through 2018 (114 months) and $5,135 per month on the contributions related to the improvements, which will begin January 2010 through 2018 (108 months). We intend to clarify this in our disclosure as described in Note 7 in the attached schedule. Through these calculations, we determined the marketing revenue was understated for approximately $5,800 for the year ended December 31, 2009. This amount will be adjusted in the September 30, 2010 Form 10-Q.

Mr. Andrew Mew October 13, 2010 Page 8

•        Please expand your proposed disclosure to disclose how you accounted for amounts allocated to related parties for administrative/accounting support for each period presented.

We intend to expand our proposed disclosure to disclose how we accounted for the amounts allocated to related parties as described in Note 4 in the attached schedule.

* * * * * * * * * * *

        Please contact the undersigned if you have any questions or need any additional information in connection with this matter.

                                                                                                                                               Very truly yours,

                                                                                                                                               CLANAHAN, BECK & BEAN, P.C.

                                                                                                                                                By:/s/ James P. Beck

                                                                                                                                                     James P. Beck

cc: All American SportPark, Inc.

      L.L. Bradford & Co.

APPENDIX

4. RELATED PARTY TRANSACTIONS

Due to related parties

The Company’s employees provide administrative/accounting support for (a) a golf retail stores wholly-owned by the Company's Chairman, named Las Vegas Discount Golf and Tennis (the "Paradise Store”), b) three golf retail stores, two of which are named Saint Andrews Golf Shop ("SAGS") and the other is a Las Vegas Golf and Tennis ("District Store"), owned by the Company's President and his brother, and (c) Sports Entertainment Enterprises, Inc. until February 2005. One of the SAGS stores is the retail tenant in the CGC.

Administrative/accounting payroll and employee benefits expenses are allocated based on an annual review of the personnel time expended for each entity. Amounts allocated to these related parties by the Company approximated $132,455 and $93,000 for the years ended December 31, 2009 and 2008, respectively. The Company records this allocation by reducing the related expenses and allocating them to the related parties.

In addition to the administrative/accounting support provided by the Company to the above stores, the Company received funding for operations from these and various other stores owned by the Company’s President, his brother, and Chairman. These funds helped pay for office supplies, phone charges, postages, and salaries. The net amount due to these stores totaled $1,089,040 and $1,452,670 as of December 31, 2009 and 2008, respectively. The amounts are non-interest bearing and due out of available cash flows of the Company. Additionally, the Company has the right to offset the administrative/accounting support against the funds received from these stores.

Notes and Interest Payable to Related Parties:

The Company has various notes and interest payable to the following entities as of December 31, 2009 and 2008:

                                                                                          2009                      2008

Various notes payable to the Paradise Store

bearing 10% per annum and due on demand           $      3,200,149            $3,363,473

Note payable to BE Holdings 1, LLC,

owned by the chairman of the board,

bearing 10% per annum and due on demand                      100,000                100,000

Various notes payable to SAGS, bearing 10%

per annum and due on demand                                           630,580                 988,975

Various notes payable to the District Store,

bearing 10% per annum and due on demand                        85,000                   85,000

Note payable to SAGS for phone system,

payable in monthly payments of $457 through

2011                                                                                   10,241                   16,269

Total                                                                               4,025,970              4,553,717

Less current portion                                                                       -                   10,782

                                                                              $      4,025,970      $      4,542,935

In 2005, ANR, LLC ("ANR"), advanced the Company $800,000, to complete the settlement of action involving Sierra SportService Inc. Andre K. Agassi owns ANR. Mr. Agassi also owns ASI Group LLC, which is a principal shareholder of the Company. The promissory notes representing these obligations are personally guaranteed by Ronald S. Boreta, the Company's President. Interest accrues at 5% per annum, and the notes, including related interest, are payable on demand. The accrued interest payable balance at December 31, 2009 was $114,255. The interest payable as of December 31, 2008 is $114,255. The principal of the note was paid off on September 30, 2008 with the proceeds from the Urban Land Settlement.

All maturities of related party notes payable and the related accrued interest payable as of December 31, 2009 are due and payable upon demand. At December 31, 2009, the Company has no loans or other obligations with restrictive debt or similar covenants.

On June 15, 2009, we entered into a “Stock Transfer Agreement” with St. Andrews Golf, Ltd. a Nevada limited liability company, which is wholly-owned by Ronald Boreta, our chief executive officer and John Boreta, a principal shareholder of the Company. Pursuant to this agreement, we agreed to transfer a 49% interest in our wholly owned subsidiary, AAGC as a partial principal payment in the amount of $600,000 on our outstanding loan due to St. Andrews Golf Shop, Ltd. In March 2009, we engaged the services of an independent third party business valuation firm, Houlihan Valuation Advisors, to determine the fair value of the business and the corresponding minority interest. Based on the Minority Value Estimate presented in connection with this appraisal, which included valuations utilizing the income, market and transaction approaches in its valuation methodology, the fair value of a 49% interest totaled $ 600,000.

As of December 31, 2009 and 2008, accrued interest payable - related parties related to the notes payable – related parties totaled $3,890,858 and $3,467,379, respectively.

Lease to SAGS

The Company subleases space in the clubhouse to SAGS. Base rent includes $13,104 per month through July 2012 with a 5% increase for each of two 5-year options to extend in July 2012 and July 2017. For the years ended December 31, 2009 and 2008, the Company recognized rental income totaling $157,248 and $157,248.

7. COMMITMENTS

Customer Agreement

On June 19, 2009, the Company entered into a “Customer Agreement” with Callaway Golf Company (“Callaway”) and St. Andrews Golf Shop, Ltd. (“SAGS”) through our majority owned subsidiary AAGC. Pursuant to this agreement, AAGC shall expend an amount equal to or exceeding $250,000 for marketing and promotion of Callaway for a period of approximately three and one half years with an automatic extension to December 31, 2018 unless written notice of termination is received by November 2013. Additionally, AAGC will expend amounts to improve both their range facility as well as the golfing center. These improvements are to include Callaway Golf® branding elements. Callaway has agreed to provide funding and resources in the minimum amount of $2,750,000 to be allocated as follows: 1) $750,000 towards operating expenses of AAGC; 2) $750,000 facility improvements for both AAGC and St. Andrews Golf Shop; 3) $500,000 in range landing area improvements of AAGC and 4) three payments each of $250,000 for annual advertising expenses which will be repaid in golf merchandise to SAGS. AAGC will be reimbursed by SAGS for the expenditures in advertising. The Company recognized deferred marketing revenue totaling $1,304,552 for contributions received from Callaway directly attributable to AAGC as follows:

Contribution of operating expenses (received July 2009)                                    $         750,000

Range improvements (completed December 2009)                                                       503,540

Other facility improvements (completed December 2009)                                               51,012

Total contributions                                                                                                    1,304,552

Less amounts recognized                                                                                               33,214

Total deferred marketing revenue                                                                              1,271,338

Less current portion                                                                                                     140,564

Long-term portion                                                                                            $      1,130,774

The annual payments for advertising will begin in 2010 and will continue as long as Callaway, AAGC and SAGS agree to maintain through the term of the Customer Agreement in December 2018.

Due to the advertising requirement and the installation and maintenance of the Callaway Golf® branding elements, the Company recognized the $750,000 and the $554,552 as deferred marketing revenue and recognized approximately $33,000 of marketing revenue for the year

A-3 ended December 31, 2009. The Company will recognize marketing revenue of $6,579 per month related to the contribution of operating expenses, and $5,135 per month for the contribution related to the improvements through the end of the agreement, which is December 31, 2018.

10. LEGAL MATTERS

The Company was plaintiff in a lawsuit against Western Technologies and was awarded a judgment of $660,000 in March 2003. Western Technologies had appealed the judgment to the Nevada Supreme Court (the "Court"). Western Technologies was required to and did file a bond in the amount of the judgment to date, which was approximately $1,180,000 including the judgment, interest, and attorney's fees. In October 2006, the "Court" ruled in favor of the defendant, but it wasn’t until August 2007 that an agreement was reached and all parties signed a Settlement Agreement. The Company received a total of $550,000 and a net after attorney’s fees of $300,000, which was used to finish repairs on the facility and for some upgrades.

In December 2005, the Company commenced an arbitration proceeding before the American Arbitration Association against Urban Land of Nevada ("Urban Land") seeking reimbursement of the $800,000 paid in settlement of a legal matter involving Sierra SportService plus fees and costs pursuant to the terms of the Company's agreements with Urban Land which owns the property on which the CGC is located. Urban Land filed a counterclaim against the Company seeking to recover damages related to back rent allegedly owed by Company of approximately $600,000. In addition, Urban Land claimed the Company misused an alleged $880,000 settlement related to construction defects lawsuits.

Urban land also filed another lawsuit against the Company and claims against other parties in the arbitration proceeding. The claims against the Company were essentially identical to the claims above. The other parties included, among others, Ronald S. Boreta, the President of the Company; Vaso Boreta, Chairman of the Board of the Company; and Boreta Enterprise, Ltd., a principal shareholder of the Company. The other party claims alleged that the Company and others defrauded or otherwise injured Urban Land in connection with Urban Land entering into certain agreements in which the Company is a party. A summary judgment was issued in this case in the favor of the Company in June 2008.

On February 10, 2006, Urban Land filed a notice of default on the CGC ground lease claiming that certain repairs to the property had not been performed or documented. The Company filed a lawsuit in the Eighth Judicial District Court of Clark County Nevada to prevent Urban Land from declaring the Company in default of its lease. The claims in the notice of default were added to the arbitration proceeding. A summary judgment was awarded to the Company in February 2008 in this proceeding.

On September 15, 2008, the Company entered into a settlement agreement with Urban Land pursuant to which all of the outstanding claims between Urban Land, the Company, and certain

A-4 other related parties. As a result of the settlement agreement, the appeal pending before the Nevada Supreme Court and the arbitration proceedings involving the parties were ended.

Under the terms of the settlement agreement, Urban Land agreed to pay the Company $850,000 for the Sierra SportService matter. Further, Urban Land will not charge any rent for the ground lease on the Callaway Golf Center for the months of October 2008 through March 2009.

Effective on April 1, 2009, the minimum rent under the lease will be approximately $40,140 per month which amount will be subject to certain increases in October 2012 and October 2017. In addition, Urban Land’s 35% interest in the Company’s All American Golf Center, Inc. subsidiary was cancelled.

As part of the settlement, Urban Land also paid ASI Group, LLC, a principal shareholder of the Company, $185,877 for legal expenses and released certain other related parties from any liability in connection with the legal proceedings.

The Company received the $850,000 during the year ended December 31, 2008 and recognized the settlement as part of other income (expense) totaling $1,019,812.